Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income from continuing operations before income taxes, minority interest, equity income (loss) of affiliates and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Six Months Ended June 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income tax expense and accounting change(1)	$(195)	$1,231	$915	$1,068	$595	$115
Adjustments:
Fixed charges added to earnings	53	103	101	101	91	131
Dividends from equity affiliates	1	1	—	2	2	—
Amortization of capitalized interest	7	13	16	16	9	9

	$(134)	$1,348	$1,032	$1,187	$697	$255
Fixed Charges:
Net interest expense(2)	$49	$97	$97	$97	$88	$128
Portion of rental expense representative of interest	4	6	4	4	3	3

Fixed charges added to earnings	53	103	101	101	91	131
Capitalized interest	25	57	39	13	9	5

	$78	$160	$140	$114	$100	$136

Ratio of earnings to fixed charges	(1.7)	8.4	7.4	10.4	7.0	1.9

(1)	Income (loss) from continuing operations before income tax expense, minority interest, equity income (loss) of affiliates and cumulative effect of a change in accounting principle.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.